FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA SUNERGY CO., LTD.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

	By:	/s/ Tingxiu Lu
	Name:	Tingxiu Lu
	Title:	Chairman

Date: August 27, 2007

Exhibit 99.1

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR THE SECOND QUARTER

2007

Nanjing, China – August 24th, 2007 – China Sunergy Co., Ltd. (NASDAQ: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today its financial results for the second quarter 2007.

Financial Results:

•	Revenues grew 100.9% on a year-over-year basis, and declined 3.5% sequentially to US$56.2 million;

•	Gross profit and gross margin was US$2.8 million and 4.9%, respectively;

•	GAAP basic and diluted net loss attributable to holders of ordinary shares per ADS were both $0.14.

Recent Operational Highlights:

•	Shipments amounted to approximately 15.8 megawatts (MW), representing a 71.7% increase year-over-year and a 13.7% decrease sequentially;

•	Quarterly production of 20.1MW of solar cells represented a 93% increase on a year-over-year basis and was largely the same as the first quarter of this year;

•	A total of 16MW and 28MW wafer supply contracts and framework agreements were signed for 2007, and 2008 respectively;

•	A 10MW solar cell sales contract was signed for 2007;

•	Significant R&D breakthrough was achieved with the higher efficiency selective emitter P-type cell added to the Company’s product portfolio;

•	The Company received the N-type cell development patent in early July.

“China Sunergy demonstrated positive operational progress during the quarter, even as the current supply situation and downward pressure on our average selling price negatively impacted our margins and overall financial results,” said Mr. Tingxiu Lu, Chairman of China Sunergy. “Despite these factors, we continued to execute on our strategy of broadening our customer base and deriving a greater percentage of our sales from outside China.”

In July, China Sunergy appointed Mr. Allen Wang as CEO and Board Director of the Company. Mr. Wang arrives as a highly experienced senior executive with almost three decades of experience in manufacturing operations and supply chain management with Lucent, Motorola and NEC.

“As I look to the future of China Sunergy, the technological advancements we are making in research and development, and our improving operational efficiency puts us in an excellent position to capitalize on improvements in the polysilicon supply situation over the long-term,” commented Allen Wang. “Although the supply situation is likely to remain unchanged in the medium-term, we have secured agreements with reputable suppliers that meet our production requirements for the remainder of 2007 and the majority of 2008, while remaining focused on material sourcing going forward. I have had an exciting first month here, and while we have hard work ahead of us I believe we are making the right strategic decisions to ensure the success of China Sunergy.”

Technological Developments

During the quarter the Company made significant R&D breakthroughs, principally by adding higher efficiency selective emitter P-type cells in the product portfolio. During the quarter, more than 5,200 selective emitter cells were produced with an average conversion efficiency rate of over 17%.

In early July the Company received N-type cell patent approval from the State Intellectual Property Office of The Peoples Republic of China (“SIPO”). The approval covers a period of 20 years from the application date in 2005 and further solidifies China Sunergy’s unique position in commercializing N-type cells to enhance existing technological capabilities. A patent application to SIPO has also been submitted regarding P-type selective emitter cell technology and is currently expected to be approved in 2009.

Business Review

Revenue, Shipment and Production

During the second quarter of 2007, revenues grew 100.9% on a year-over-year basis, and declined 3.5% on a quarter-over-quarter basis to US$56.2 million. Sales from solar cells (including OEM), polysilicon sales and module sales accounted for 72.3%, 25.6% and 2.2% respectively. Shipments, including OEM volumes of 1.1MW for cell sales and 0.4MW for module sales, amounted to approximately 15.8 MW, compared to 9.2MW during the second quarter 2006 and 18.3MW during the first quarter of 2007.

Revenue and Shipment Comparison between Q2 and Q1 2007

	Q2		Q1
	Volume*	Value (US$mm)	Volume*	Value (US$mm)
Core cell sales	14.3	40.1	17.0	50.2
OEM	1.1	0.5	1.3	1.0
Polysilicon sales	55.1	14.4	37.5	7.0
Module sales	0.4	1.2	—	—

*	All volumes are expressed in MW except for Polysilicon sales expressed in metric tons.

During the quarter the Company made significant progress in increasing sales in overseas markets, especially within the European market. By value, core cell sales (not including OEM) to Europe, primarily driven by sales to Germany, increased from 19% to 29% sequentially, while sales within Asia, outside of China, now contribute 11%. This lowered the overall percentage of sales in the Chinese market to 59% from 76% in the first quarter. The more diversified geographic distribution demonstrated significant progress around the Company’s efforts to reduce reliance on China based customers.

Monocrystalline 125-millimeter cells continued to account for the majority of production and sales at 85% and 91% (in terms of amount) respectively. The average conversion efficiency rate for this product during the second quarter of 2007 was 15.9%, which was largely the same as the average efficiency rate achieved during the first quarter this year.

Key Supply and Sales Agreements

Since the beginning of the second quarter, the Company entered into three supply contracts and framework agreements with LDK Solar Co., Ltd, Konca Solar Cell (Wuxi) Company Limited and Changzhou Xiandai Communications Optic Fiber Co., Ltd for a net supply of a total of approximately 11.9 million and 4.4 million monocrystalline 125-millimeter and multicrystalline 156-millimeter wafers for the second half of 2007 and 2008, respectively. The volume for the net supply translates into approximately 16MW and 28MW of solar cell production for the said periods. The pricing terms are generally subject to negotiation on a quarterly basis and prepayment ranges from nil to 30% of the contract value.

During the quarter, China Sunergy also entered into a 10MW sales contract with Solarwatt AG, a leading solar module manufacturing company in Germany, for the second half of 2007 with a total contract value of approximately EUR21.7 million.

Financial Review

Gross profit for the second quarter was US$2.8 million, due to lower average selling price (ASP) and rising raw material costs, which led to a gross margin decrease to 4.9% from 16.6% sequentially and 12.2% on a year-over-year basis.

Margin Breakdown

	Gross margin
	Q2	Q1
Core cell sales	5.9%	13.9%
OEM	29.9%	57.7%
Polysilicon sales	1.5%	25.4%
Module sales	1.9%	—

Blended	4.9%	16.6%

The sequential margin contraction on core cell sales from 13.9% to 5.9% was mainly attributed to declining ASP and tight polysilicon supply that resulted in rising wafer costs, lower wafer quality and under-delivery of contractual wafer volumes.

ASP for the second quarter was US$2.82, which compares to an ASP of US$2.95 in the first quarter. The reduction in ASP was largely attributed to selling price reduction in off-specification (off-spec) cells in total sales with selling prices for on-spec cells staying relatively firm.

Wafer costs continued to account for a large portion of overall manufacturing costs. In Q2, wafer costs reached US$2.35 per watt compared to US$2.23 per watt in the first quarter. Wafer costs per watt as a percentage of total production costs per watt increased from 87.8% to 88.4%. Other production costs, which mainly consisted of other raw materials, labor, depreciation and utilities, were US$0.31 per watt and largely the same as the first quarter of this year.

Operating expenses for the quarter rose to US$4.4 million from US$3.1 million and US$1.0 million in Q1 07 and Q2 06 respectively. The higher sequential operating expenses were mainly due to higher R&D expenses that increased from US $0.3 million to US $1.4 million.

Interest expenses rose from US$1.4 million to US$1.9 million on higher bank debt balance and a rising interest rate environment. IPO proceeds generated an interest income of US$0.4 million.

Due primarily to lower gross margin and rising R&D expenses, the Company incurred an operating loss of US$1.4 million. This compares to operating profits of US$2.5 million and US$6.5 million for Q2 06 and Q1 07, respectively.

As a result, the Company incurred a net loss of US$3.5 million for the quarter, which compares to net earnings of US$5.4 million for the first quarter 2007 and net earnings of US$1.8 million for the second quarter 2006.

Balance sheet

As of June 30, 2007, the Company had cash and cash equivalents of US$101.9 million. Net operating cash outflow for the second quarter was US$41.9 million, which was mainly attributable the Company increased advance payments to suppliers by US$18.9 million to secure silicon wafers and polysilicon and increased credit sales by US$8.9 million from March 31, 2007 to June 30, 2007. Restricted cash balance increased by US$17.0 mainly on a US$10 million cash in transmit from China Sunergy to our operating entity. In the second quarter of 2007 depreciation was $1.0 million and capital expenditures were $1.6 million. The capital expenditures were related to production capacity expansion during the quarter.

Management Update

As was announced in another press release today, CFO Mr. James Shaofeng Qi will be leaving China Sunergy to pursue other personal interests, effective August 28th. The Company is currently undergoing a search for a new CFO, and has named Mr. Zhu Zhiping, currently the finance manager at CEEG (Nanjing) PV Tech Co., Ltd, the operating entity under China Sunergy, as acting CFO during this time.

Outlook

Given the tight polysilicon supply situation that may not ease in the near term, the Company expects total shipments, including OEM but excluding module sales, to be in the range of 45MW-50MW in the second half of the year which will imply an annual shipment range of 78MW to 83MW, or growth of 70% to 80% compared to 2006.

Additionally, the Company currently foresees the polysilicon supply shortage potentially continuing well into 2008 or beyond. This visibility has led to the Company’s decision to scale back the expected 2008 capacity expansion from an addition of six production lines to four. This implies an annual production range of 160-170MW for 2008, which represents growth of approximately 90% to 115% compared to 2007.

Conference Call Details

China Sunergy’s management team will host a conference call on Friday 24th August at 5:00am (Pacific)/8:00am (Eastern)/8:00pm (Beijing/Hong Kong) time. To listen to the conference call via phone, please dial +1-312-470-0014 from international locations or +1-800-369-2194 from within the United States and reference “China Sunergy.” For those who cannot access the live broadcast, a replay will be available by dialing +1-203-369-0609 or +1-866-405-7299 from two hours after the end of the call until 11:59 p.m. (ET) on August 31, 2007. An audio replay of the call will be available at www.chinasunergy.com.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

China Sunergy	Financial Dynamics
Fischer Chen	Julian Wilson: julian.wilson@fd.com
Email: fischer.chen@chinasunergy.com	Phone: + (86) 10-5811-1902
Peter Schmidt: peter.schmidt@fd.com
Phone: + 1 (212) 850-5654

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

The following financial information is extracted from the Company’s unaudited condensed consolidated interim financial statements for the respective periods.

China Sunergy Co., Ltd.

Unaudited Condensed Consolidated Income Statement Information

(In US$ ‘000, except share and per share data)

	For the 3 Months Ended
	June 30, 2007	March 31, 2007	June 30, 2006
Net sales	56,220	58,235	27,976
Cost of goods sold	(53,452)	(48,597)	(24,556)

Gross profit	2,768	9,638	3,420
Operating expenses:
Selling expenses	(418)	(223)	(53)
General and administrative expenses	(2,583)	(2,578)	(882)
Research and development expenses	(1,365)	(295)	(30)

Total operating expenses	(4,366)	(3,096)	(965)
(Loss)/Income from operations	(1,598)	6,542	2,455
Interest expense	(1,897)	(1,423)	(640)
Interest income	503	58	223
Other income/(expenses), net	(640)	176	(217)

(Loss)/Income before income tax	(3,632)	5,353	1,821
Income tax benefit	89	17	16

Net (loss)/income	(3,543)	5,370	1,837
Dividend on Series A redeemable convertible preferred shares	(57)	(98)	(70)
Dividend on Series B redeemable convertible preferred shares	(121)	(209)	(124)
Dividend on Series C redeemable convertible preferred shares	(86)	(147)	—

Net (loss)/income attributable to ordinary shareholders	(3,807)	4,916	1,643

Net (loss)/income per ADS
Basic	$(0.14)	$0.28	$0.10
Diluted	$(0.14)	$0.22	$0.09

Weighted average ADS outstanding
Basic	26,908,246	17,423,333	16,933,519
Diluted	26,908,246	24,698,900	20,870,463

China Sunergy Co., Ltd

Unaudited Condensed Consolidated Balance Sheet Information

(In US$ ‘000, except share and per share data)

	June 30, 2007	March 31, 2007
Assets
Current Assets
Cash and cash equivalents	101,949	45,455
Restricted cash	27,025	14,484
Accounts Receivable (net)	38,470	29,580
Other receivable (net)	3,504	1,401
Inventories	47,496	40,185
Advance to suppliers	68,906	50,016
Amount due from related companies	8,738	4,951

Total current assets	296,088	186,072
Property, plant and equipment, net	39,833	39,066
Land use rights	1,017	1,024
Deferred tax assets	256	167

Total assets	337,194	226,329

Liabilities, redeemable convertible preferred shares and shareholders’ equity
Current liabilities
Short-term bank borrowings	119,424	104,596
Current portion of long-term borrowings	8,674	8,674
Accounts payable	9,639	14,223
Advance from customers	4,351	5,684
Amount due to related companies	6,947	6
Accrued expenses and other payables	3,500	2,686

Total liabilities	152,535	135,869

Series A redeemable convertible preferred shares:
US$0.01 par value; nil and 128,473 shares authorized, issued and outstanding as of June 30, 2007 and March 31, 2007, respectively	—	13,326
Series B redeemable convertible preferred shares:
US$0.01 par value; nil and 239,051 shares authorized, issued and outstanding as of June 30, 2007 and March 31, 2007, respectively	—	28,711
Series C redeemable convertible preferred shares:
US$0.01 par value; nil and 69,010 shares authorized, issued and outstanding as of June 30, 2007 and March 31, 2007, respectively	—	20,204
Shareholders’ equity
Ordinary shares: US$0.0001 par value; 463,247,600 shares authorized; 237,332,777 and 104,544,000 shares issued outstanding as of June 30, 2007 and March 31, 2007, respectively	24	10
Additional paid-in capital	178,105	19,805
Retained earnings	1,826	5,370
Accumulated other comprehensive income	4,704	3,034

Total shareholders’ equity	184,659	90,460

Total liabilities, redeemable convertible preferred shares and shareholders’ equity	337,194	226,329

Exhibi t 99.2

CHINA SUNERGY ANNOUNCES DEPARTURE OF CFO

Nanjing, China – August 24th, 2007 – China Sunergy Co., Ltd. (NASDAQ: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today its current CFO, Mr. James Shaofeng Qi, has resigned from the Company effective August 28, 2007 for personal reasons. Mr. Zhu Zhiping, currently the finance manager at CEEG (Nanjing) PV Tech Co., Ltd, the operating entity under China Sunergy, will be serving as interim CFO until a permanent replace is identified.

“I would like to thank James for his significant contributions to China Sunergy over the past few months, including his dedicated work in guiding the Company’s financial team,” commented Mr. Tingxiu Lu, Chairman of China Sunergy. “Even as James leaves to pursue new personal opportunities, he leaves in place a very strong finance organization made up of consummate professionals. The entire China Sunergy team wishes him well as he prepares to take on new challenges.”

The Company has initiated a search to fill the position, and anticipates that the new CFO will be hired before the third quarter financial earnings results process.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy”) is a leading manufacturer of solar cell products in China as measured by production capacity. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit www.chinasunergy.com.

For further information contact:

China Sunergy	Financial Dynamics
Fischer Chen	Julian Wilson: julian.wilson@fd.com
Email: fischer.chen@chinasunergy.com	Phone: + (86) 10-5811-1902
Peter Schmidt: peter.schmidt@fd.com
Phone: + 1 (212) 850-5654

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results